UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 5, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oxford Immunotec Global PLC

File No. 1-36200 - CF# 30965

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Oxford Immunotec Global PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 27, 2014.

Based on representations by Oxford Immunotec Global PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through	November 20, 2023
Exhibit 10.20	through	December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary